Exhibit 99.1

FOR IMMEDIATE RELEASE	December 6, 2021

CELESTICA ANNOUNCES ENHANCEMENTS TO CURRENT CREDIT FACILITY

TORONTO, Canada - Celestica Inc. (NYSE: CLS) (TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has enhanced its current credit facility, including an expansion of its borrowing capacity with improved terms.

Celestica currently has an aggregate of $660.4 million of term loans outstanding, compared to $440.4 million outstanding as at September 30, 2021. The net increase in the term loans outstanding reflects the repayment of amounts borrowed under its revolving facility (Revolver) used to finance a portion of the purchase of PCI Private Limited.

The key amendments to the credit facility include: (i) the provision of a new term loan (Second Incremental Term Loan) in the original principal amount of $365.0 million, all of which was immediately drawn; (ii) an increase in the commitments under its Revolver from $450.0 million to $600.0 million and an extension of its maturity date; and (iii) the amendment of certain other provisions, including an increase to certain exception “basket” amounts under specified restrictive covenants.

Highlights of the Second Incremental Term Loan include:

●	The net proceeds from the Second Incremental Term Loan were used to repay all remaining amounts outstanding under the Company’s November 2018 term loan in the original principal amount of $250.0 million ($145.0 million outstanding), terminating such loan, as well as $215.0 million of the $220.0 million borrowed under the Revolver to finance a portion of the purchase price of its November 2021 acquisition of PCI Private Limited.

●	The Second Incremental Term Loan and the Revolver each mature in March of 2025, unless either: (i) the Company’s June 2018 term loan (Initial Term Loan) has been prepaid or refinanced; or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature in December of 2026.

●	The Second Incremental Term Loan currently bears interest at LIBOR plus 2.00%, and is subject to quarterly principal repayments of $4,562,500. The amended credit facility also includes specified LIBOR successor provisions.

The Initial Term Loan in the original principal amount of $350.0 million ($295.4 million outstanding) was unchanged by the amendment, and amounts currently outstanding thereunder mature in June 2025.

The Second Incremental Term Loan and increased Revolver were provided by a syndicate of lenders with Bank of America, N.A. acting as Administrative Agent. BofA Securities, Inc., Canadian Imperial Bank of Commerce, and The Bank of Nova Scotia acted as Joint Lead Arrangers and Joint Bookrunners (with BofA Securities, Inc. as “left side” Joint Lead Arranger). All dollar amounts are denominated in U.S. dollars.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Communications
(416) 448-2200
media@celestica.com

Celestica Investor Relations
(416) 448-2211
clsir@celestica.com

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